INVEST IN **NOAD**

The $0/night travel membership for remote professionals



Austin Laudenslager
0:04 / 2:58

LEAD INVESTOR



Matthew Reynolds

As a tenured strategy and BD leader within the alternative accommodation industry (Ex HomeAway, Vrbo, Expedia) and a serial angel investor, I enthusiastically backed Noad Exchange. Jonah, Austin & Tom are a leadership team with the experience and skills to execute the vision. But it's the vision and ultimately the community that will see this scale. Leveraging the tectonic shifts in asset ownership, work-life-travel and technology I believe Noad will make available a lifestyle previously only dreamed of.

Invested $15,000 this round

noadexchange.com Denver CO

Highlights

1. A home exchange membership for remote workers & digital nomads
2. The "ClassPass" for travel
3. Become a Founding Member: own a piece of Noad's future & receive immediate value with a membership

Our Team



Jonah Wolf Co-founder & CEO

2x Founder with operational and engineering expertise. Previously opened a new office for a $1B+ company, growing to $50M and 12 employees in 18 months. Location independent for the past 4.5 years.



Austin Laudenslager Co-founder & COO

Ex-engineer & 2x Founder with deep e-commerce and online business expertise. A best-selling author and B2B SaaS sales leader. Location independent for the past 5 years.



Tom Waugh Co-founder & CTO

7+ Years experience building and scaling B2C & B2B travel software in Head of Technology & Senior Full Stack Software Engineer roles at TravelPerk & The Yacht Week.



Camille Poiré Head of Partnerships

8+ Years in Growth Marketing, building affiliate programs and partnerships in the travel and remote work space. Previously led the Partnerships Team at SafetyWing, the leading insurance provider for digital nomads. Location independent for 10 years.

You can work from anywhere, so why aren't you? It's

You can work from anywhere, so why aren't you? It's time to turn your home into a travel asset 🏠

Noad is a membership-based home exchange network. Instead of paying "double-rent" when you travel, host members while you're away and gain access to other member homes around the world for $0/night.

Noad uses a simple Credit system: earn Credits anytime you're away from home and spend those Credits to travel anywhere on the network. This allows exchanges to be **non-reciprocal and non-simultaneous**, enabling our members to eliminate accommodation costs while traveling.



Host:
Earn 2 Credits per night
Member home in Australia
Travel:
Spend 1 Credit per night
Credit amounts may change in the future



Immediate value from your very first trip.
Unlimited travel for the rest of the year...?
$0

	noad	airbnb
Annual membership	$195	$0
Price / Night	$0	$175
5 Nights	$0	$875
Final cleaning (varies)	$75	$75
Curated for remote work	✓	×
$5M Damage protection	✓	×
Member screening & identify verification	✓	×
Total Price	$270	$950

Noad is a **member-owned** travel platform built for today's flexible workforce.

Become a **Founding Member** by investing in our Community Round here on Wefunder. You'll receive equity in Noad and a membership to travel on the network. **Share in Noad's future upside *and* receive immediate value when you join.**

> ***This is an opportunity for you to invest in a tech startup at the earliest stage. As Noad continues to grow and succeed, you will own a piece of that success proportional to your investment.***



Founding Members Receive:
1. Ownership (equity) in Noad
2. Noad membership for immediate use



Invested Amount	Membership Included	Kickstart Credits / Year
$250	1 Year Standard	5
$500	1 Year Pro	15
$1,000	2 Years Pro	15
$2,500	5 Years Pro	15
$5,000	Lifetime	20
$10,000+	Lifetime	30

- Equity received is proportional to the amount invested at a $3M valuation
- Minimum investment: $100 (equity only)

Member homes in 28+ countries



Brooklyn



Sydney



Paris

How it works


Host
Travel
Host members to earn Credits
Spend Credits to stay at any home in the network
Receive 5+ Credits to travel before you host
Earn 2 Credits per night
Spend 1 Credit per night
$0/night Only pay for cleaning

Sounds good to be true, right? See for yourself! 🔗**Schedule a Q&A directly with one of the co-founders.**

Everything you need to know in 3 slides:

1. The time is now ⏰

Knowledge workers have gained the ability to work from anywhere through hybrid work. **However... they are cost-prohibited to action,** lacking affordable and reliable work-ready housing options to choose from while away from home.


Market Size
127 Million US & EU remote workers
127M
+306%
Since Q4 2019


+33%
Annual growth
41M
28M EU
30M Digital Nomads
2020
2021
2022
2023
Sources:
Gallup, Eurostat, NomadList

2. Opportunity where existing housing solutions fail 🎯

We all want to travel more, work from anywhere, or take a month long "workation". Rising accommodation costs are the primary reason most of us don't.

> *"After 5 years traveling as full-time remote workers, we have intimately experienced the problem: existing housing solutions fail to solve for remote work, affordability, flexibility, or stays longer than one week."*
>
> 
>
> \- *Jonah & Austin, Noad co-founders*


Join the club. Travel freely.
A like-minded community of trusted professionals creates a network of work-ready member homes.
KNOW YOUR GUEST
SUPERHOG
Members Only
• Every guest is also a host
• Virtual check-in before confirming a trip
Peace of Mind
• $5M damage protection
• Member screening & identity verification
Plug & Play
Homes reviewed for:
• Dedicated workspace
• Minimum 20 Mbps WiFi

3. Invest in something people want 🌎

We launched a simple product in May and before we knew it, Noad had member homes in 20+ countries in just 6 weeks. We've identified a value proposition that resonates with people around the world.

We are building from the ground up, starting with a strong focus on our community.


Traction
Noad launched a limited Beta in May, growing to 28 countries since.
Demand
Supply
Fulfilled
Generating
275 Members
900 Nights Requested
95 Homes
28 Countries
250 Nights Booked
$6,750 Revenue

Revenue note: Noad launched in May with a $10/night strategy and pivoted to the current annual membership model at the end of July.

Our story:

The idea for Noad sparked when Jonah rented a friend's apartment in Whistler, Canada for 3 months to enjoy the ski season. The friend, Mike, works remotely for Shopify which has a "Work From Anywhere" employee program that encourages all employees to work abroad for 90 days/year. Mike had always wanted to use this benefit but couldn't justify paying double-rent for 3 months.

When Jonah offered to cover Mike's Whistler rent, Mike rented a beach bungalow in Costa Rica for 3 months, win-win! Austin came to visit Jonah in Whistler and they asked Mike how it was going in Costa Rica.

Mike said it was beautiful, but there was no desk and the WiFi went out every time it rained... Needless to say neither Mike (or Shopify) were very happy. While Mike was getting cut off from Zoom for 3 months, Jonah & Austin were enjoying Mike's standing desk, fast WiFi, and dual monitors.

> ***It was immediately clear that Mike, and Shopify, need a better solution. Realizing that there are 127 million "Mikes" out there was the spark for Noad.***

Okay... so how does that work at scale? Do the hosts make money?

No, hosts do not make money on Noad. And that's the beauty. Simply keep paying your rent/mortgage and join a $0/night travel club!

Check out the details:

Join

Tell us about yourself & your home.

- We use a 3rd party to screen & verify every member.
- We review & approve every home to be work-ready.
- Get approved and choose your membership.




One week in Amsterdam
6 night stay comparison
noad
$75
airbnb
$1,325
Member home

Travel: Spend Credits

Spend 1 Credit/night to stay at curated member homes around the world.

- Live & work in real homes for $0/night.
- Only pay for final cleaning per trip. That's it!
- Get started immediately with Credits for 5+ nights.

Host: Earn Credits

Earn Credits by offering available nights in your home to other trusted members.

- Meet your guests before finalizing a request.
- Protected by our $5M home damage policy.
- Return to a professionally cleaned home, every time.


Member home in Seattle

If you have more questions about "how it works" check out the 🔗FAQ page on our website.

If the hosts don't make any money, how does Noad?

Noad operates on a simple membership model. We believe travel should be affordable for everyone, and now it is.



Business Model
Standard Membership
$195 / year
Travel for 1 Credit + $0 per night
5 Kickstart Credits
5 Anniversary Credits
Earn 2 Credits per night you host
$5M host damage protection
Guest screening & verification
Pro Membership
$395 / year
Travel for 1 Credit + $0 per night
15 Kickstart Credits
15 Anniversary Credits
Earn 2 Credits per night you host
$5M host damage protection
Guest screening & verfication

Home exchanges aren't new. What about competitors?

We are so glad you asked! Here's how we stack up.

> *TL;DR: We are taking this proven business model to a new, broad, international audience: today's modern workforce.*

Market Analysis

	noad	home exchange	THIRDHOME	KINDRED
Member homes	100	100,000	15,000	5,000
Target customer	Knowledge workers	Large families	Top 1% of income earners	Top 5% of income earners
Annual membership	$195 - $395	$225	$295	$0 - $600
Platform fee / night	$0	$0	$80 - $200	$25
Damage protection	$5 Million	$1 Million	$5 Million	$100,000
Curated for remote work	●	○	○	○
Member screening & identity verification	●	○	●	○
Organizes cleaning	●	○	●	●



What our members say:
Smooth & Seamless
Noad's application process was smooth and seamless. Both my host and Noad's team were super helpful in answering my questions and helping during my stay. Not to mention the
Amazing Community
Noad's community members are its biggest differentiator. I've hosted & traveled on Noad and every member has been incredibly welcoming, warm, and friendly. I've recommended Noad
The Perfect Stay
I loved every moment and am so impressed with the ease and cost effectiveness of Noad. Hotel prices during my last stay were $400/night so Noad just makes so much sense! The


arrived so I had a great stay!
Carin G.
CTO
San Francisco
who enjoys traveling while
working to check it out!
Michael S.
Product Designer
Boston
team was great, making for a
perfect stay.
Orla H.
Talent Acquisition
Mallorca

Why are you raising a Community Round?

Since the very beginning, we envisioned building a company that could *somehow* share ownership with our most valuable asset: our users.

> *When we learned that a Community Round was an option, we immediately saw it as a huge step towards realizing our vision of sharing the upside with the value creators, rather than outside investors.*

Additionally, the Noad network hinges on building trust between members. With the Community Round, we're creating a system where our Founding Members actually own their share of the platform. When our members have ownership of their home, their travel experiences, and the platform enabling them to maximize both, the quality of each interaction on Noad will increase.

Alright. I'm listening... tell me more.

We have closed a Pre-Seed Round from a group of individual Angel Investors and are growing quickly. We are raising this Community Round to accelerate our growth and reach 600 members within 12 months.


Community Round
12 Month Goal:
Achieve 600 members + $15K net monthly revenue
250
Standard members
+
350
Pro members
=
$185K
ARR
(Annual Recurring Revenue)

Note: Forward-looking projections cannot be guaranteed.

What does the opportunity look like after Year 1?

An investment in Noad today is a long-term, 3+ year bet on the growth and success of the company. Our commitment to all our members is transparency, so we've laid out two simplified outcomes below.

> *TL;DR: In the next 3 years, if we reach even 3,000 members (out of 127 million) - we will have built a compelling business, together.*


Potential Outcomes
Year 1
600
Members
$185K
ARR
Year 2
1,800
Members
$550K
ARR
Year 3
Outcome A
3,000
Members
$950K
ARR
Year 3
Outcome B
5,000
Members
$1.6M
ARR
Conservative assumptions:
• 30% Churn (industry avg. <10%)
• Does not include planned future revenue streams

Note: Forward-looking projections cannot be guaranteed.

If you crunch numbers like Jonah does and have questions here, you can 🔗schedule a Q&A directly with one of the co-founders.

And how will you use this fundraise to grow?

Our use of funds is simple: add more members and improve the travel experience for those members.

We have established partnerships with leading newsletters, podcasts, and service providers to bring Noad's value to a global audience. We will deploy capital in these areas and grow our marketing presence to attract new members.

> *To date, 30% of our members are personal referrals. We plan to lean heavily into our referral program, incentivizing members with Credits and perks for expanding the community through their trusted networks.*


1. Add more members
Noad is working with leading voices in remote work & global travel to access new members at scale.
Combined audience: 1.4M
insured nomads
RemoteBase
Remote Insider
NOMADICO
workfrom anywhere
360° Travel Network
Remotive
WORKEW
SafetyWing
DIGITAL NOMAD WORLD

It's 2023. Customers have no patience for subpar software products, and neither do we.

This October, we'll be launching an entirely new online experience. We've listened to our members and are modernizing the entire travel experience for today's flexible traveler.


2. Improve the experience
Your journey begins here
From your wishlist
Members interested in your location
Most popular
Mike's Bansko Mountain View Apartment

Features in development:

- Wishlist: Providing personalized home suggestions for where members want to go
- Availability: We're taking an innovative view on "availability" by adding an "I'm flexible" option to encourage members with location flexibility to get out there!
- Improved search and filtering
- Custom member chat, seamlessly approve or modify booking requests right from the chat
- Local ambassador program with destination guides
- And we're just getting started...

Alright, I've read this far - what are the next steps?

As an investor and Founding Member, here is the gist of your "bet":

- An investment today is essentially a bet that in the future, Noad will be worth more than the current $3M valuation.
- Noad's valuation increases with every new membership purchased and new home added, making the network more valuable.
- After reaching our Year 1 goal of 600 members, we have a roadmap to 5x+ growth from Year 1 to Year 3.
- By becoming a Founding Member and using your membership, you are immediately increasing the value of your investment. *You hold the keys!*

We also hope you will view your financial bet on Noad as a vote for our mission:

A vote for affordable, reliable travel - set up for remote work by default. A vote to help more people have the incredible "work from anywhere" travel experiences that have changed our lives over the past 5 years.

If you are interested in becoming a Founding Member, click the red INVEST button on this page.

- Once you click the button, you'll be taken to a secure online form to complete your information and investment transaction.
- If you like what you've heard, but want to ask some questions - we would love to answer them personally: 🔗**Click here to schedule a chat directly with one of the co-founders.**
- Or check out the 🔗**FAQ page on our website** (we promise it's actually helpful)


Thank you!
Thank you for your time and support, it means the world to us.
We look forward to meeting you and can't wait to hear about your next trip!
Jonah, Austin, Tom, & Camille